Exhibit 99.1
News Release

For more information contact:
G. Robert Aston, Jr., TowneBank Chairman and CEO, (757) 638-6780
Brad E. Schwartz, Monarch Financial Holdings, Inc., CEO, (757) 389-5111

FOR IMMEDIATE RELEASE

MONARCH FINANCIAL HOLDINGS, INC. AND MONARCH BANK
ANNOUNCE AGREEMENT TO MERGE WITH TOWNEBANK

Chesapeake, Va. December 17, 2015 – Hampton Roads based TowneBank (NASDAQ: TOWN) and Monarch Financial Holdings, Inc., the parent company of Monarch Bank (NASDAQ: MNRK), today announced the signing of a definitive merger agreement pursuant to which TowneBank will acquire Monarch creating a $7.3 billion hometown bank serving Hampton Roads, Richmond and Northeastern North Carolina.  On a proforma basis, the combined companies will rank No. 1 in deposit market share with 20.64% of the Hampton Roads market and will be the only community bank in the top 50 largest MSAs in the United States with a No. 1 market share ranking.

“We have known and respected the leadership team and employees at TowneBank for many years and have been impressed by the way they have grown their company into one of the largest and most successful financial institutions in Virginia”, stated Brad E. Schwartz, CEO of Monarch.  “This combination of the top two performing community banks in the market gives us a dynamic foundation to serve our commercial, mortgage and consumer customers with even greater convenience, expanded product and service offerings, and additional lending capacity.  This merger is a great outcome for our company’s shareholders and positions us well for sustainable success over the long term.”

“Our Towne family is humbled and excited to join hands with our long-time friends at Monarch,” said G. Robert Aston, Jr., Chairman and CEO of TowneBank.  “Since the founding of our two banks in 1998, our companies have been built around the values of “serving others and enriching lives” while striving to build a great community asset that will help our communities grow and prosper.”

Based on financials reported on September 30, 2015 the combined companies would have total assets of $7.3 billion, deposits of $5.8 billion and loans of $5.4 billion.  Under the terms of the agreement, common shareholders of Monarch will receive 0.8830 shares of TowneBank common stock for each share of Monarch.  This implies a deal value per share of $18.57 or approximately $221 million based on TowneBank’s closing stock price of $21.03 on Wednesday, December 16, 2015.

Using a 20-day moving average of TowneBank’s closing stock price implies a deal value per share of $19.25 or $229 million on an average share price of $21.81.  The share price and total deal value will be determined utilizing the conversion ratio of 0.8830 shares of Monarch common stock for each share of Towne Bank common stock at the merger closing date, expected to be in the second quarter of 2016 subject to shareholder and regulatory approvals.

In consideration of the merger, extensive due diligence was performed over a multi-week period.  Under the proposed terms, the transaction is expected to be accretive to TowneBank’s earnings in 2016 and thereafter.  Further it is anticipated that the transaction will be immediately accretive to TowneBank’s capital ratios, which already exceed well-capitalized regulatory standards.

Brad E. Schwartz will join Aston on the Towne Corporate Management Group as Senior Executive Vice President and Chief Operating Officer along with TowneBank President and Chief Banking Officer, J. Morgan Davis; William B. Littreal, Senior Executive Vice President and Chief Strategy Officer; and Clyde E. McFarland, Senior Executive Vice President and Chief Financial Officer.

Neal Crawford, Monarch Bank President, will join Towne as President and Chief Executive Officer of Towne Financial Services Group.  William T. Morrison, Chief Executive Officer of Monarch Mortgage will become Chairman and Chief Executive Officer of TowneBank Mortgage and Realty Group succeeding Jacqueline B. Amato, currently TowneBank Mortgage CEO, who is planning to retire at the end of the 2016 calendar year.

Monarch Chairman, Jeffrey F. Benson, will join the TowneBank Corporate Board along with Monarch Directors, Elizabeth T. Patterson, Dwight E. Schaubach and Robert M. Oman.  Schwartz, Crawford and Morrison will also join the board.

Monarch Directors, Virginia Sancilio Cross, Taylor B. Grissom, Lawton H. Baker and Joe P. Covington will be elected to the Towne Financial Services Group Board of Directors.

An investor presentation outlining the transaction is provided on the TowneBank website at www.townebank.com under “Investor Relations”.

Sandler O’Neill + Partners, LP acted as financial advisor to TowneBank and LeClairRyan, A Professional Corporation acted as its legal advisor in the transaction.  Raymond James acted as financial advisor to Monarch and Williams Mullen acted as its legal advisor.

About TowneBank
As one of the top community banks in Virginia and North Carolina, TowneBank operates 37 banking offices serving Chesapeake, Chesterfield County, Glen Allen, Hampton, James City County, Mechanicsville, Newport News, Norfolk, Portsmouth, Richmond, Suffolk, Virginia Beach, Williamsburg, and York County in Virginia, along with Moyock, Grandy, Camden County, Southern Shores, Corolla and Nags Head in North Carolina. Towne also offers a full range of financial services through its controlled divisions and subsidiaries that include Towne Investment Group, Towne Insurance Agency, TFA Benefits, TowneBank Mortgage, TowneBank Commercial Mortgage, Berkshire Hathaway HomeServices Towne Realty, Towne 1031 Exchange, LLC, and Beach Properties of Hilton Head. Local decision-making is a hallmark of its hometown banking strategy that is delivered through the leadership of each group’s President and Board of Directors.  With total assets of $6.17 billion as of September 30, 2015, TowneBank is one of the largest banks headquartered in Virginia.

About Monarch
Monarch Financial Holdings, Inc. is the one-bank holding company for Monarch Bank.  Monarch Bank is a community bank with ten banking offices in Chesapeake, Virginia Beach, Norfolk, and Williamsburg, Virginia.  Monarch Bank also has loan production offices in Newport News and Richmond, Virginia.  OBX Bank, a division of Monarch Bank, operates offices in Kitty Hawk and Nags Head, North Carolina.  Monarch Mortgage and our affiliated mortgage companies have over thirty offices with locations in Virginia, North Carolina, Maryland, and South Carolina.  Our subsidiaries/ divisions include Monarch Bank, OBX Bank, Monarch Mortgage (secondary mortgage origination), OBX Bank Mortgage (secondary mortgage origination), Coastal Home Mortgage, LLC (secondary mortgage origination), Fitzgerald Financial, LLC (secondary mortgage origination), Advance Mortgage, LLC (secondary mortgage origination), Monarch Bank Private Wealth (investment, trust, planning and private banking), Monarch Investments (investment and insurance solutions), Real Estate Security Agency, LLC (title agency) and Monarch Capital, LLC (commercial mortgage brokerage).  The shares of common stock of Monarch Financial Holdings, Inc. are publicly traded on the Nasdaq Capital Market under the symbol “MNRK.”

Additional Information and Where to Find It
In connection with the proposed merger, TowneBank will file with the Federal Deposit Insurance Corporation (the “FDIC”) a preliminary proxy statement/prospectus and Monarch will file with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement.  TowneBank and Monarch will each deliver a definitive joint proxy statement/prospectus to their respective stockholders seeking approval of the merger and related matters.  In addition, each of TowneBank and Monarch may file other relevant documents concerning the proposed merger with the FDIC and SEC.

Investors and stockholders of both companies are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents to be filed with the FDIC and SEC in connection with the proposed merger because they will contain important information about TowneBank, Monarch and the proposed transaction.  Investors and stockholders may obtain free copies of certain of these documents through the website maintained by the SEC at http://www.sec.gov.  Free copies of the definitive joint proxy statement/prospectus, when available, also may be obtained by directing a request by telephone or mail to TowneBank, 6001 Harbour View Boulevard,  Suffolk, Virginia 23425, Attention: Investor Relations (telephone: (757) 638-6794), or Monarch Financial Holdings, Inc., 1435 Crossways Boulevard, Suite 301, Chesapeake, Virginia 23320, Attention: Investor Relations (telephone: (757) 389-5112), or by accessing TowneBank’s website at https://townebank.com under “Investor Relations” or Monarch’s website at https://www.monarchbank.com under “Investor Relations.”  The information on TowneBank’s and Monarch’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the FDIC or SEC.

TowneBank and Monarch, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of TowneBank and/or Monarch in connection with the merger. Information about the directors and executive officers of TowneBank is set forth in the proxy statement for TowneBank’s 2015 annual meeting of stockholders filed with the FDIC on April 17, 2015.  Information about the directors and executive officers of Monarch is set forth in the proxy statement for Monarch’s 2015 annual meeting of stockholders filed with the SEC on April 2, 2015.  Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the definitive joint proxy statement/prospectus regarding the merger when it becomes available.

Forward-Looking Statements
Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of TowneBank and Monarch intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of TowneBank and Monarch, and the resulting company, include but are not limited to: the businesses of TowneBank and Monarch may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required regulatory and stockholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; changes in interest rates, general economic and business conditions; legislative/regulatory changes; the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; the companies’ respective implementation of new technologies and their ability to develop and maintain secure and reliable electronic systems; changes in the securities markets; and changes in accounting principles, policies and guidelines, and other risk factors detailed from time to time in filings made by TowneBank with the FDIC or Monarch with the SEC. TowneBank and Monarch undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise. ###